UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AdaptHealth Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00653Q102
(CUSIP Number)

Luke McGee c/o AdaptHealth Corp. 220 West Germantown Pike, Suite 250 Plymouth Meeting, PA 19462
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

   CUSIP No. – 00653Q102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luke McGee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,734,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,734,050
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,734,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 17, 2020 (the “Original 13D”, and, as amended by this Amendment, the “Schedule 13D”) by the Reporting Person relating to Class A Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On December 31, 2020, the Reporting Person caused certain affiliates thereof to gift warrants to acquire 224,121 shares of Class A Common Stock to a non-profit organization.

On December 31, 2020, the Reporting Person caused certain affiliates thereof to elect to exchange an aggregate of 150,000 shares of Class B Common Stock of the Company (along with an equal number of units of AdaptHealth Holdings) for Class A Common Stock pursuant to the terms of the Exchange Agreement.

On January 1, 2021, the Reporting Person caused certain affiliates thereof to elect to exchange an aggregate of 239,793 shares of Class B Common Stock of the Company (along with an equal number of units of AdaptHealth Holdings) for Class A Common Stock pursuant to the terms of the Exchange Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)-(b) All percentages set forth in this Schedule 13D are based on (x) the 71,390,810 shares of Class A Common Stock known by the Reporting Person to be outstanding as of December 15, 2020 less (y) the 1,898,967 shares of Class A Common Stock repurchased by the Company pursuant to that certain Put/Call Option and Consent Agreement, dated as of May 25, 2020, by and among the Company, AdaptHealth Holdings and the other parties identified therein, as described in Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2020 plus (z) the 16,760,775 shares of Class A Common Stock issued by the Company upon the exchanges, on December 31, 2020 and January 1, 2021, of the remaining outstanding shares of Class B Common Stock (and units of AdaptHealth Holdings not held by the Company) for Class A Common Stock pursuant to the terms of the Exchange Agreement.

The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c) Except as set forth in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transactions in the Company’s securities during the past 60 days.

(d) As of the date of this Schedule 13D, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Schedule 13D.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock on January 1, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 5, 2021	/s/ Luke McGee
Luke McGee